
02006460

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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 43057

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/01 (MM/DD/YY) AND ENDING 12/31/01 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

Managers Distributors, Inc.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

40 Richards Avenue
(No. and Street)

Norwalk	Connecticut	06854
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Donald S. Rumery — 203-831-4122
(Area Code — Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Schwartz & Hofflich LLP
(Name — *if individual, state last, first, middle name*)

37 North Avenue	Norwalk	Connecticut	06851-3832
(Address)	(City)	(State)	Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (3-91)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

3/13/02

OATH OR AFFIRMATION

I, Donald S.Rumery, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Managers Distributors, Inc., as of December 31, 19 2001, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

N/A

[Signature]
Signature

Treasurer
Title

JOANN M. DOMBEK
NOTARY PUBLIC
My Commission Expires April. 30, 2005

This report** contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital
- ☐ (h). Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☐ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- x (o) Auditor's report on the study and evaluation of internal controls
- x (p) Exemption provision under Rule 15c3-3

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

MANAGERS DISTRIBUTORS, INC.

Financial Statements

December 31, 2001 and 2000

TABLE OF CONTENTS

	Page
Independent auditor's report	1
Financial statements	
Balance sheets	2
Statements of operations	3
Statements of changes in shareholder's equity	4
Statements of cash flows	5
Notes to financial statements	6 -7
Supplemental information	
Annual audited report form X-17A-5	

Schwartz & Hofflich LLP

CERTIFIED PUBLIC ACCOUNTANTS
FINANCIAL ADVISORS

LAWRENCE FELDMAN, CPA
NEIL BAYER, CPA
GILBERT K. WATKINS, CPA
BARRY R. NEWMAN, CPA
ANN D. JEVNE, CPA, PFS
BARRY L. SUNSHINE, CPA
PASQUALINO P. SPAGNOLI, CPA
ERIC J. PRESCOTT, CPA

VICTOR J. PALADINO, CPA
SCOTT INGERMAN, CPA

IRVING SCHWARTZ, CPA
HENRY HOFFLICH, CPA

Independent auditor's report

To the Board of Directors:
Managers Distributors, Inc.
Norwalk, CT

We have audited the accompanying balance sheets of Managers Distributors, Inc. as of December 31, 2001 and 2000, and the related statements of income, changes in shareholder's equity and cash flows for the year ended December 31, 2001, and for the period of December 27, 2000 (date of inception) to December 31, 2000. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free from material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Managers Distributors, Inc. as of December 31, 2001 and 2000, and the results of its operations, changes in shareholder's equity and cash flows for the year ended December 31, 2001 and for the period December 27, 2000 (date of inception) to December 31, 2000, in conformity with accounting principles generally accepted in the United States.

Schwartz & Hofflich LLP

February 20, 2002

37 NORTH AVENUE, NORWALK, CONNECTICUT 06851-3832

MANAGERS DISTRIBUTORS, INC.

BALANCE SHEETS

As of December 31,

	2001	2000
Assets		
Cash and cash equivalents	$ 234,379	$ 20,000
Accounts receivable	69,825	0
Prepaid expenses	9,000	0
Total assets	$ 313,204	$ 20,000
Liabilities and shareholder's equity		
Current liabilities		
Accrued income taxes payable	$ 16,047	$ 250
Accounts payable	4,486	0
Accrued expenses	131,127	0
Total liabilities	151,660	250
Shareholder's equity		
Common stock (50,000 shares authorized, 1,000 shares issued and outstanding; par value $.01 share)	10	10
Paid in capital	129,990	19,990
Retained earnings (deficit)	31,544	(250)
Total shareholder's equity	161,544	19,750
Total liabilities and shareholder's equity	$ 313,204	$ 20,000

See accompanying notes.

MANAGERS DISTRIBUTORS, INC.

STATEMENTS OF OPERATIONS

	For the year ended December 31, 2000	For the period from December 27, 2000 (date of inception) to December 31, 2000
Revenue	$ 1,034,612	$ 0
Expenses:		
Salaries	664,893	0
Employee benefits	71,792	0
Payroll taxes	44,536	0
Professional fees	4,538	0
Travel	121,378	0
Conferences	5,978	0
Printing	2,913	0
Trade shows	18,748	0
Office expenses	21,174	0
NASD fees	4,216	0
Miscellaneous	26,031	0
Total expenses	986,197	0
Income before other income and provision for income taxes	48,415	0
Other income	7,625	0
Income before provision for income taxes	56,040	0
Provision for income taxes	24,246	250
Net income (loss)	$ 31,794	$ (250)

See accompanying notes.

MANAGERS DISTRIBUTORS, INC.

STATEMENTS OF CHANGES IN SHAREHOLDER'S EQUITY

For the year ended December 31, 2001 and
for the period from December 27, 2000 (date of inception) to December 31, 2000

	Common Stock	Paid in Capital	Accumulated Deficit	Total
Balance, December 27, 2000	$ 0	$ 0	$ 0	$ 0
Issuance of stock	10	19,990	0	20,000
Net loss	0	0	(250)	(250)
Balance, December 31, 2000	$ 10	$ 19,990	$ (250)	$ 19,750
Additional capital contributions	0	110,000	0	110,000
Net income	0	0	31,794	31,794
Balance, December 31, 2001	$ 10	$ 129,990	$ 31,544	$ 161,544

See accompanying notes.

MANAGERS DISTRIBUTORS, INC.

STATEMENTS OF CASH FLOWS

	For the year ended December 31, 2000	For the period from December 27, 2000 (date of inception) to December 31, 2000
Cash flows from operating activities:		
Net loss	$ 31,793	$ (250)
Adjustments to reconcile net loss to net cash used by operating activities:		
(Increase) in accounts receivables	(69,825)	0
(Increase) in prepaid expenses	(9,000)	0
Increase in accrued expenses	131,127	0
Increase in accounts payable	4,487	0
Increase in accrued income tax payable	15,797	250
Net cash used in operating activities	104,379	0
Cash flows from financing activities:		
Cash purchase for common stock	0	20,000
Cash contributions to capital	110,000	0
Net cash provided by financing activities	110,000	20,000
Cash flows from investing activities	0	0
Net cash flows	214,379	20,000
Cash and cash equivalents, at beginning of period	20,000	0
Cash and cash equivalents, at end of period	$ 234,379	$ 20,000
Supplemental disclosure of cash flow information		
Income taxes paid	$ 8,198	$ 0
Interest paid	$ 0	$ 0

See accompanying notes.

MANAGERS DISTRIBUTORS, INC.

NOTES TO FINANCIAL STATEMENTS

December 31, 2001 and 2000

NOTE 1- PRINCIPAL BUSINESS ACTIVITY AND SIGNIFICANT ACCOUNTING POLICIES

Incorporation and principal business activity
Managers Distributors, Inc. ("the Company"), a wholly owned subsidiary of The Managers Funds, LLC ("LLC"), is incorporated under the laws of Delaware. The Company is a broker-dealer registered with the Securities and Exchange Commission ("SEC") pursuant to Section 15 under the Securities Exchange Act of 1934 and is a member of the National Association of Securities Dealers, Inc. ("NASD"). The Company's principal business is to act as a distributor of mutual fund shares for a family of funds known as Managers Funds.

Use of estimates
The preparation of financial statements in accordance with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts and disclosures. Actual results could differ from those estimates.

Cash and cash equivalents
Cash equivalents represent balances in the Managers Money Market Fund, to which the LLC provides administrative and shareholder services.

NOTE 2- RELATED PARTY TRANSACTIONS
In January 2001, the Company entered into an agreement with the LLC to provide distribution services for mutual fund shares in The Managers Funds. The fee is based on a percentage of certain Company overhead expenses. The LLC assumes certain of the Company's expenses such as occupancy, telephone and utilities, bookkeeping and certain personnel costs. The officers of the Company service as officers to related companies, including the Company's parent.

The accounts receivable of $69,825 as of December 31, 2000, is from the Company's parent for services rendered.

NOTE 3 - INCOME TAXES
The income tax provision consists of the following:

	2001	2000
Federal	$ 16,984	$ 0
State	7,262	250
	$ 24,246	$ 250

NOTE 4- EMPLOYEE BENEFIT PLAN

The LLC maintains a 401(k) profit sharing plan ("the Plan") covering the employees of the Company. The Company's contributions to the Plan are based upon a percentage of the employee's eligible annual compensation. Plan expenses for the year ended December 31, 2001 was $36,500.

NOTE 5- NET CAPITAL REQUIREMENTS

As a registered broker-dealer, the company is subject to Uniform Net Capital Rule 15c3-1 of the Securities and Exchange Commission. This rule requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. As of December 31, 2001, the Company had net capital of $78,379, of which $68,268 was in excess of the minimum required net capital of $10,111. The Company's ratio of aggregate indebtedness to net capital was 1.93 to 1 as of December 31, 2001.

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART IIA

Schedule I (pg 1)

BROKER OR DEALER Managers Distributors, Inc. | N 3 | [100]

STATEMENT OF FINANCIAL CONDITION FOR NONCARRYING, NONCLEARING AND CERTAIN OTHER BROKERS OR DEALERS

as of (MM/DD/YY) December 31, 2001 [99]
SEC FILE NO. 8-43057 [98]
Consolidated [198]
Unconsolidated [199]

ASSETS

	Allowable		Non-Allowable		Total	
1. Cash	$ 17,387	200			$ 17,387	750
2. Receivables from brokers or dealers:						
A. Clearance account		295				
B. Other		300	$	550		810
3. Receivables from non-customers		355		600		830
4. Securities and spot commodities owned, at market value:						
A. Exempted securities		418				
B. Debt securities		419				
C. Options		420				
D. Other securities	216,992	424				
E. Spot commodities		430			216,992	850
5. Securities and/or other investments not readily marketable:						
A. At cost $ [130]						
B. At estimated fair value		440		610		860
6. Securities borrowed under subordination agreements and partners' individual and capital securities accounts, at market value:		460		630		880
A. Exempted securities $ [150]						
B. Other securities $ [160]						
7. Secured demand notes:		470		640		890
market value of collateral:						
A. Exempted securities $ [170]						
B. Other securities $ [180]						
8. Memberships in exchanges:						
A. Owned, at market $ [190]						
B. Owned, at cost				650		
C. Contributed for use of the company, at market value				660		9
9. Investment in and receivables from affiliates, subsidiaries and associated partnerships		480	69,825	670	69,825	9
10. Property, furniture, equipment, leasehold improvements and rights under lease agreements, at cost-net of accumulated depreciation and amortization		490		680		9
11. Other assets		535	9,000	735	9,000	9
12. TOTAL ASSETS	$ 234,379	540	$ 78,825	740	$ 313,204	9

OMIT PENNIES

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART IIA

Schedule I (pg2)

BROKER OR DEALER Managers Distributors, Inc. as of December 31, 2001

STATEMENT OF FINANCIAL CONDITION FOR NONCARRYING, NONCLEARING AND CERTAIN OTHER BROKERS OR DEALERS

LIABILITIES AND OWNERSHIP EQUITY

Liabilities	A.I. Liabilities		Non-A.I. Liabilities		Total
13. Bank loans payable	$	1045	$	1255	$
14. Payable to brokers or dealers:					
A. Clearance account		1114		1315	
B. Other		1115		1305	
15. Payable to non-customers		1155		1355	
16. Securities sold not yet purchased, at market value				1360	
17. Accounts payable, accrued liabilities, expenses and other	151,660	1205		1385	151,660
18. Notes and mortgages payable:					
A. Unsecured		1210			
B. Secured		1211		1390	
19. Liabilities subordinated to claims of general creditors:					
A. Cash borrowings:				1400	
1. from outsiders $ [970]					
2. Includes equity subordination (15c3-1 (d)) of .... $ [980]					
B. Securities borrowings, at market value: from outsiders $ [990]				1410	
C. Pursuant to secured demand note collateral agreements:				1420	
1. from outsiders $ [1000]					
2. Includes equity subordination (15c3-1 (d)) of .... $ [1010]					
D. Exchange memberships contributed for use of company, at market value				1430	
E. Accounts and other borrowings not qualified for net capital purposes		1220		1440	
20. TOTAL LIABILITIES	$ 151,660	1230	$	1450	$ 151,660

Ownership Equity

21. Sole proprietorship	$
22. Partnership (limited partners $ [1020])	
23. Corporation:	
A. Preferred stock	
B. Common stock	10
C. Additional paid-in capital	129,990
D. Retained earnings	31,544
E. Total	
F. Less capital stock in treasury	( )
24. TOTAL OWNERSHIP EQUITY	$ 161,544
25. TOTAL LIABILITIES AND OWNERSHIP EQUITY	$ 313,204

OMIT

1/76

FINANCIAL AND OPERATION COMBINED UNIFORM SINGLE REPORT
PART IIA

Schedule 1 (pg1)

BROKER OR DEALER Managers Distributors, Inc. as of December 31, 2001

COMPUTATION OF NET CAPITAL

1.	Total ownership equity from Statement of Financial Condition			$ 161,544
2.	Deduct ownership equity not allowable for Net Capital			( )
3.	Total ownership equity qualified for Net Capital			161,544
4.	Add:			
	A. Liabilities subordinated to claims of general creditors allowable in computation of net capital			
	B. Other (deductions) or allowable credits (List)			
5.	Total capital and allowable subordinated liabilities			$ 161,544
6.	Deductions and/or charges:			
	A. Total nonallowable assets from Statement of Financial Condition (Notes B and C)	$ 78,825	3540	
	B. Secured demand note deficiency		3590	
	C. Commodity futures contracts and spot commodities-proprietary capital charges		3600	
	D. Other deductions and/or charges		3610	(78,825)
7.	Other additions and/or allowable credits (List)			
8.	Net capital before haircuts on securities positions			$ 82,719
9.	Haircuts on securities (computed, where applicable, pursuant to 15c3-1 (f)):			
	A. Contractual securities commitments	$	3660	
	B. Subordinated securities borrowings		3670	
	C. Trading and investment securities:			
	1. Exempted securities		3735	
	2. Debt securities		3733	
	3. Options		3730	
	4. Other securities	4,340	3734	
	D. Undue Concentration		3650	
	E. Other (List)		3736	(4,340)
10.	Net Capital			$ 78,379

OMIT PE

Reconciliation of net capital differences between focus Report and Annual Audited Report

Net capital, as reported in Focus Report	89,207
Audit Adjustments:	
(1) Increase in accrued expenses payable	10,828
Net capital	78,379

2/78

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART IIA

Schedule I (pg4)

BROKER OR DEALER Managers Distributors, Inc.

as of December 31 200(

COMPUTATION OF BASIC NET CAPITAL REQUIREMENT

Part A

11.	Minimum net capital required (6-2/3% of line 19)	$ 10,111
12.	Minimum dollar net capital requirement of reporting broker or dealer and minimum net capital requirement of subsidiaries computed in accordance with Note (A)	$ 5,000
13.	Net capital requirement (greater of line 11 or 12)	$ 10,011
14.	Excess net capital (line 10 less 13)	$ 68,368
15.	Excess net capital at 1000% (line 10 less 10% of line 19)	$ 63,213

COMPUTATION OF AGGREGATE INDEBTEDNESS

16.	Total A.I. liabilities from Statement of Financial Condition			$ 151,660
17.	Add:			
	A. Drafts for immediate credit	$	3800	
	B. Market value of securities borrowed for which no equivalent value is paid or credited	$	3810	
	C. Other unrecorded amounts (List)	$	3820	$
19.	Total aggregate indebtedness			$ 151,660
20.	Percentage of aggregate indebtedness to net capital (line 19 ÷ by line 10)			% 1.93
21.	Percentage of debt to debt-equity total computed in accordance with Rule 15c3-1 (d)			%

COMPUTATION OF ALTERNATE NET CAPITAL REQUIREMENT

Part B

22.	2% of combined aggregate debit items as shown in Formula for Reserve Requirements pursuant to Rule 15c3-3 prepared as of the date of the net capital computation including both brokers or dealers and consolidated subsidiaries' debits	$
23.	Minimum dollar net capital requirement of reporting broker or dealer and minimum net capital requirement of subsidiaries computed in accordance with Note (A)	$
24.	Net capital requirement (greater of line 22 or 23)	$
25.	Excess net capital (line 10 less 24)	$
26.	Net capital in excess of: 5% of combined aggregate debit items or $120,000	$

OMIT !

NOTES:

(A) The minimum net capital requirement should be computed by adding the minimum dollar net capital requirement of the reporting broker dealer and, for each subsidiary to be consolidated, the greater of:
1. Minimum dollar net capital requirement, or
2. 6-2/3% of aggregate indebtedness or 2% of aggregate debits if alternative method is used.

(B) Do not deduct the value of securities borrowed under subordination agreements or secured demand note covered by subordination agreements not in satisfactory form and the market values of memberships in exchanges contributed for use of company (contra to item 1740) and partners' securities which were included in non-allowable assets.

(C) For reports filed pursuant to paragraph (d) of Rule 17a-5, respondent should provide a list of material non-allowable assets.

3/83

Schedule III

BROKER OR DEALER Managers Distributors, Inc.

as of December 31, 2001

Exemptive Provision Under Rule 15c3-3

25. If an exemption from Rule 15c3-3 is claimed, identify below the section upon which such exemption is based (check one only)

A. (k)	(1)—$2,500 capital category as per Rule 15c3-1	X
B. (k)	(2)(A)—"Special Account for the Exclusive Benefit of customers" maintained	--
C. (k)	(2)(B)—All customer transactions cleared through another broker-dealer on a fully disclosed basis. Name of clearing firm [4335]	--
D. (k)	(3)—Exempted by order of the Commission	--

Ownership Equity and Subordinated Liabilities maturing or proposed to be withdrawn within the next six months and accruals, (as defined below), which have not been deducted in the computation of Net Capital.

Type of Proposed withdrawal or Accrual See below for code to enter	Name of Lender or Contributor	Insider or Outsider? (In or Out)	Amount to be Withdrawn (cash amount and/or Net Capital Value of Securities)	(MMDDYY) Withdrawal or Maturity Date	Expect to Renew (yes or no)
4600	4601	4602	4603	4604	
4610	4611	4612	4613	4614	
4620	4621	4622	4623	4624	
4630	4631	4632	4633	4634	
4640	4641	4642	4643	4644	
4650	4651	4652	4653	4654	
4660	4661	4662	4663	4664	
4670	4671	4672	4673	4674	
4680	4681	4682	4683	4684	
4690	4691	4692	4693	4694	

TOTAL $ -- [4699]

OMIT PENNIES

Instructions: Detail listing must include the total of items maturing during the six month period following the report date, regardless of whether or not the capital contribution is expected to be renewed. The schedule must also include proposed capital withdrawals scheduled within the six month period following the report date including the proposed redemption of stock and payments of liabilities secured by fixed assets (which are considered allowable assets in the capital computation pursuant to Rule 15c3-1(c)(2)(iv)), which could be required by the lender on demand or in less than six months.

WITHDRAWAL CODE:	DESCRIPTION
1.	Equity Capital
2.	Subordinated Liabilities
3.	Accruals
4.	15c3-1(c)(2)(iv) Liabilities

3/73

Schwartz & Hofflich, LLP

CERTIFIED PUBLIC ACCOUNTANTS
FINANCIAL ADVISORS

LAWRENCE FELDMAN, CPA
NEIL BAYER, CPA
GILBERT K. WATKINS, CPA
BARRY R. NEWMAN, CPA
ANN D. JEVNE, CPA, PFS
BARRY L. SUNSHINE, CPA
PASQUALINO P. SPAGNOLI, CPA
ERIC J. PRESCOTT, CPA

VICTOR J. PALADINO, CPA
SCOTT INGERMAN, CPA

IRVING SCHWARTZ, CPA
HENRY HOFFLICH, CPA

SUPPLEMENTARY REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS

To the Board of Directors of
Managers Distributors, Inc.

In planning and performing our audit for the financial statements of Managers Distributors, Inc. for the year ended December 31, 2001, we considered its internal control structure, including procedures for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control structure.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission, we have made a study of the practices and procedures (including tests of compliance with such practice and procedures) followed by Managers Distributors, Inc. that we considered relevant to the objectives stated in rule 17a-5(g), to make the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and reserve required by rule 15c3-3(e). We did not review the practices and procedures followed by the Company (i) in making the quarterly securities examinations, counts, verification and comparisons and the recordation of differences required by rule 17a-13; (ii) in obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers as required by rule 15c3-3 and (iii) in complying with the requirements for prompt payment for securities under Section 8 of Regulation T of the Board of Governors of the Federal Reserve System, because the Company's transactions are limited to the purchase, sale and redemption of redeemable securities of registered investment companies. The Company also promptly transmits all customer funds and delivers all securities received in connection with activities as broker-dealer, and does not otherwise hold funds or securities for, or owe money or securities to, customers.

37 NORTH AVENUE, NORWALK, CONNECTICUT 06851-3832



The management of the Company is responsible for establishing and maintaining an internal control structure and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, management is required to make estimates and judgments to assess the expected benefits and related costs of internal control structure policies and procedures and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the Commission's above-mentioned objectives.

The objective of an internal control structure and of the practices and procedures is to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control structure or the practices and procedures referred to above, errors or irregularities may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of the internal control structure would not necessarily disclose all matters in the internal control structure that might be material weaknesses under the standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control structure elements does not reduce to a relatively low level the risk that errors or irregularities in amounts that would be material in relation to financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the internal control structure, including procedures for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2001 to meet the Commission's objectives.

This report is intended solely for the use of management, the Securities and Exchange Commission, the National Association of Securities Dealers and other regulatory agencies which rely on rule 17a-5(g) under the Securities and Exchange Act of 1934 and should not be used for any other purpose.

Schwartz & Hofflich LLP

February 20, 2002



CERTIFIED PUBLIC ACCOUNTANTS
FINANCIAL ADVISORS

LAWRENCE FELDMAN, CPA
NEIL BAYER, CPA
GILBERT K. WATKINS, CPA
BARRY R. NEWMAN, CPA
ANN D. JEVNE, CPA, PFS
BARRY L. SUNSHINE, CPA
PASQUALINO P. SPAGNOLI, CPA
ERIC J. PRESCOTT, CPA

VICTOR J. PALADINO, CPA
SCOTT INGERMAN, CPA

IRVING SCHWARTZ, CPA
HENRY HOFFLICH, CPA

February 20, 2002

NASD
9513 Key West Avenue
Rockville, MD 20850-3389

Re: The Managers Distributors, Inc.
CRD#27314

Pursuant to Rule 17a-5(e)(4), for the year ending December 31, 2001, The Managers Distributors, Inc. exclusively distributes registered open-end investment company shares.

Schwartz & Hofflich LLP

Schwartz & Hofflich LLP

37 NORTH AVENUE, NORWALK, CONNECTICUT 06851-3832